Filed by Constellation Energy Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

Commission File No. 333-175162

On November 7, 2011, Constellation Energy began using the following slide presentation during meetings with investors, which includes information regarding Constellation Energy and the proposed merger with Exelon.

Exelon and Constellation Energy: Merger and Company Update Edison Electric Institute Financial Conference November 7-8, 2011

Cautionary Statements Regarding
Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-
looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,”
“plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation),
integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example,
(1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger;
(3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger;
(10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company.

Cautionary Statements Regarding
Forward-Looking Information (Continued)

Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1)  Exelon’s
2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial
Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2)  Exelon’s Quarterly
Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors,
(b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and
(c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3)  Constellation’s 2010 Annual Report on Form 10-K in (a)
ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c)
ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the
quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I,
Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I,
Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies.
These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.
Additional Information and Where to Find it
In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on
Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT
PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY
CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn
Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation
Way, Suite 600C, Baltimore, MD 21202.

Compelling Merger Rationale
Creates the leading competitive energy
provider in the U.S.
Matches Exelon’s clean generation fleet
with Constellation’s customer-facing
leading retail and wholesale platform
Creates economies of scale through
expansion across the value chain
Transaction creates incremental strategic and financial value aligned with both companies’ existing goals
Strategic Benefits Financial Benefits
Diversifies generation portfolio across
regions
Adds clean generation to the portfolio
Enhances margins in the competitive
portfolio
Competitive Portfolio
Earnings and cash flow accretive
Dividend uplift for Constellation
shareholders
Continued upside to power market
recovery
Strong balance sheet for combined
company
Utility Benefits
Maintains a regulated earnings profile
with three large urban utilities
Enables operational enhancements
from sharing of best practices across
utilities

5 Merger Appeals to Key Stakeholders and Governments (1) Based on the 30-day average Exelon and Constellation closing stock prices as of April 26, 2011.

Enhanced Maryland Proposal
Our additional commitments address a number of key stakeholder concerns
Intervenor Concerns Key Exelon/Constellation Additional Commitments
Additional Customer
Benefits
Added flexibility for Maryland PSC to determine use of $15 million offered for programs directly benefiting BGE customers
Ring-Fencing
No corporate reorganization under certain defined circumstances relating to RF
HoldCo, BGE or Exelon Energy Delivery Company without prior Commission approval
Obtain a new non-consolidation opinion to ensure the effectiveness of BGE ring-
fencing
No requests for modification of BGE ring-fencing for 3 years
Financial
Regular reporting on credit ratings and metrics of BGE to Maryland PSC
Specific commitments regarding the level of BGE capital and O&M expenditures in
2012 and 2013
Report comparative pre- and post-merger shared services costs to PSC
Corporate Governance
BGE’s CEO will be a member of Exelon Management’s Executive Committee
Executive Committee will meet periodically in Baltimore
Service and Operation
Commitment to meet existing BGE supplier diversity requirements
Provide assessment of BGE CAIDI (outage duration) performance within 12 months after the merger closes
Market Power
In addition to 2,648 MW of identified plant divestitures, comply with settlement terms with PJM Market Monitor restricting buyers of divested plants and imposing other behavioral commitments

Analyzed market power considerations and proposed
mitigation plan to address market concentration
concerns
Proposed comprehensive mitigation plan to address
market concentration in PJM in initial application,
including:
• Physical sale of 3 baseload generation facilities
totaling 2,648 MW
• Additional sale of 500 MW via contracts to
mitigate temporary market power issues
Filed with FERC and Maryland PSC on October 11,
2011
No change to assets identified in original proposal
Additional commitment not to sell plants to certain
identified PJM generators
Additional assurances on how we will bid units in PJM
energy and capacity markets
Future retirement of units will be conditioned on meeting
specified requirements
Proactive
divestiture
proposal
Settlement with
PJM
Independent
Market Monitor
(IMM)
The companies have offered a comprehensive, robust mitigation package
Note: Assets to be divested – Brandon Shores (Coal), H.A. Wagner (Coal/Oil/Gas) and C.P. Crane (Oil/Coal).
C.P. Crane
399 MW
Brandon Shores
1,273 MW
H.A. Wagner
976 MW

Strong Proposal to Address Market Power

Scale, Scope and Flexibility Across the
Value Chain

Transaction creates the largest – and growing – competitive energy company in the U.S.
Notable Generation Acquired or
Under Development in 2011
Exelon Additions
720 MW Wolf Hollow CCGT (TX)
230 MW Antelope Valley Solar Ranch
One (CA)
230 MW Michigan Wind Projects (MI)
Constellation Additions
2,950 MW Boston Generating gas fleet
30.4 MW Sacramento Municipal Utility
District Solar (CA)
16.1 MW Maryland Generating Clean
Horizons Solar (MD)
7.8 MW Vineland Municipal Electric
Utility Solar (NJ)
5.4 MW Toys “R” Us Solar (NJ)
5.2 MW Johnson Matthey, West
Deptford Solar (NJ)
5.0 MW U.S. State Department Solar
(NJ)
Note: Data as of 9/30/11. Exelon solar addition MW based on alternating current (AC); Constellation solar additions MW based on direct current (DC).
(1)    Generation capacity net of physical market mitigation assumed to be 2,648 MW consisting of Brandon Shores (1,273 MW), H.A. Wagner
(976 MW) and C.P. Crane (399 MW).
(2)    Electric load includes all booked 2011E competitive retail and wholesale sales, including index products. Exelon load does not include the
ComEd swap (~26 TWh). Gas load includes all booked and forecasted 2011E competitive retail sales as of 9/30/11.
Reserves (gas)
266 bcf
Owned Generating
Capacity
35 GWs (1)
Electric
Transmission
7,350 miles
Electric & Gas Dist.
6.6 million
customers
Retail &
Wholesale Volumes (2)
(Electric & Gas)
~167 TWh, 372 bcf
Upstream
Downstream

Well Positioned for Evolving Regulatory Requirements
(1) Total owned generation capacity as of 9/30/2011 for Exelon and Constellation, net of physical market mitigation assumed to be 2,648 MW.
(2) Coal capacity shown above includes Eddystone 2 (309 MW) to be retired on 6/1/2012.
(3) Oil capacity shown above includes Cromby 2 (201 MW) to be retired on 12/31/2011.
(4) Pending approval of owner group
A clean and diverse portfolio that is well positioned for environmental upside from EPA regulations
9
Total Generation Capacity
(1)
: 35,327 MW
Cleanest large merchant generation
portfolio in the nation
Less than 5% of combined generation
capacity will require capital expenditures
to comply with Air Toxic rules
• Approx. $200 million of CapEx, majority of
which is at Conemaugh
(4)
(Exelon and
Constellation ownership share ~31%)
Low-cost generation capacity provides
unparalleled leverage to rising commodity
prices
Incremental 500 MW of coal and oil
capacity to be retired by middle of next
year
Combined Company Portfolio
5%
Wind/Solar/Other
3%
Gas
Hydro
Oil
(3)
Nuclear
54%
6%
Coal
(2)
5%
27%

Texas Generation Portfolio Is Well Suited to Serve Load
ERCOT Generation
Capacity – MW
(1)
5,311
CEG Intermediate
1,839
EXC Intermediate
2,210
Exelon Peaking
1,262
(1) Generation and capacity for Exelon and Constellation includes owned and contracted units, less any PPAs or tolls sold, as of
09/30/2011. Exelon wind assets in Texas (open or hedged) are not included in the capacity shown above. Constellation capacity includes 517 MWs under a contract that expires in December 2011.
The combined generation portfolio will enhance the hedging capability for managing load positions in Texas
Hedging Flexibility – Leverage strong asset
base and utilize market-based hedging
instruments to effectively manage load-following
obligations
Strong Asset Mix – Intermediate and peaking
generation assets are effectively call options at
various heat rates that benefit from price
volatility
Premium Location – A sizeable generation
position close to large load pockets in Dallas
and Houston

We will continue to use a well-defined hedging strategy to carefully balance risk management and value creation
Wholesale and Retail Businesses
Grow our generation to load strategy in multiple regions of the country by identifying attractive investments and markets
Expand product offerings to customers in regions we serve
Increase the amount of generation
hedged over time, leaving some open
generation length
Exhibit flexibility in timing and type of
sales executed based on market
expectations
Select products and markets that
optimize the value of the generation
portfolio
Integrate hedging policy with financial
planning process to protect investment-
grade credit rating
Growing the Portfolio
Hedging Program Characteristics
Utilize Multiple
Markets &
Products
Protect
Investment-
Grade Credit
Rating
Manage Risk
on a Ratable
Basis
Incorporate
Fundamental
Market Views

Transaction Maintains Solid Financial Position
Achievable Synergies
Lower Liquidity Requirements
Annual O&M Expense Savings
(1)
(in $MM)
Annual
run rate
Year 4
$310
Year 3 Year 2 Year 1
$200
5-Year Total Synergies Allocation
(2)
BGE
8%
29%
Unregulated
Businesses
63%
$10.3
(in $B)
$3-$4
-39% $4.2
Constellation
$6.3 - $7.3
Pro-Forma
$6.1
Exelon
Existing liquidity
(ex-utilities)
Pro-forma liquidity Reduction in
existing liquidity
Moody’s Credit
Ratings
S&P Credit
Ratings
Fitch Credit
Ratings
Exelon
Baa1
BBB- BBB+
ComEd Baa1 - BBB+ A
PECO A1 A- A
Generation
A3
BBB BBB+
Constellation Baa3 BBB- BBB-
BGE Baa2 BBB+ BBB+
Maintaining Strong Investment Grade Ratings
(3)
(1)  Before total costs to achieve of ~$650M primarily attributable to employee-related costs and transaction costs.
(2)  Source: DeGregorio testimony filed with Maryland PSC on May 25, 2011.
(3)  Ratings as of November 1, 2011.  Represents senior unsecured ratings of Exelon, Generation, Constellation and BGE and senior secured ratings for
      ComEd and PECO.  S&P and Fitch affirmed all Exelon ratings upon announcement of merger. Moody’s affirmed  the ratings of ComEd and PECO and placed the ratings of Exelon and Generation on review for downgrade. S&P and Moody’s placed Constellation on credit watch positive and affirmed BGE ratings.  Fitch affirmed Constellation and BGE ratings upon announcement.
Annual cost
savings of
$35M-$45M
ComEd &
PECO

Phased Approach to Designing the Future
Our past experience with successful integration and our phased approach to integrating Exelon and Constellation will enable the realization of merger benefits
Success is defined by:
Closing the transaction in early 2012
Maintaining consistent and reliable operations
Capturing value and meeting synergy targets
Meeting commitments to stakeholders, regulators and governments
Acting as one to build an integrated enterprise that is positioned for continued growth
August – December
Begins post-close
Completed  in August
Begins in November

Exelon & Constellation Energy Appendix

Merger Approvals Process on Schedule
(as of 11/1/11)
Note: The Department of Public Utilities in Massachusetts concluded on September 26, 2011 that it does not have jurisdiction over the merger.
Stakeholder
Status of Key Milestones Approved
Texas PUC
(Case No. 39413)
Filed for approval with the Public Utility Commission of Texas on May 17,
2011
Approval received on August 3, 2011
Securities and Exchange Commission
(SEC)
(File No. 333-175162)
Joint proxy statement declared effective on October 11, 2011
Shareholder Approval
Proxies mailed to shareholders of record at October 7, 2011
Shareholder meetings set for November 17, 2011
New York PSC
(Case No. 11–E–0245)
Filed with the New York Public Service Commission on May 17, 2011 seeking a declaratory order confirming that a Commission review is not required
Decision expected in Q4 2011
Department of Justice (DOJ)
Submitted Hart-Scott
-
Rodino filing on May 31, 2011 for review under U.S.
antitrust laws and certified compliance with second request
Clearance expected by January 2012
Federal Energy Regulatory Commission
(FERC)
(Docket No. EC 11-83)
Filed merger approval application and related filings on May 20, 2011, which assesses market power-related issues
Settlement agreement filed with PJM Market Monitor on October 11, 2011
Order expected by November 16, 2011 (end of statutory period)
Nuclear Regulatory Commission
(Docket Nos. 50-317, 50-318, 50-220,
50-410, 50-244, 72-8, 72-67)
Filed for indirect transfer of Constellation Energy licenses on May 12, 2011
Order expected by January 2012
Maryland PSC
(Case No. 9271)
Filed for approval with the Maryland Public Service Commission on May 25,
2011
Evidentiary hearings begin October 31, 2011
Order expected by January 5, 2012

Maryland PSC Review Schedule (Case No. 9271)
Filing of Application
Significant Events
Prehearing Conference
Intervention Deadline
Filing of Staff, Office of People Counsel and Intervenor Testimony
Filing of Rebuttal Testimony
Filing of Surrebuttal Testimony
Status Conference
Evidentiary Hearings
Public Comment Hearings
Filing of Initial Briefs
Filing of Reply Briefs
Decision Deadline
Date of Event
October 31, 2011 -
November 18, 2011
November 29, December 1 &
December 5, 2011
December 5, 2011
December 19, 2011
January 5, 2012
May 25, 2011
June 24, 2011
June 28, 2011
September 16, 2011
October 12, 2011
October 26, 2011
October 28, 2011
* Initial intervenor testimony with respect to market powerwas due on September 23 rd
for all parties except for the Independent
Market Monitor and rebuttal testimony with respect to market power was due on October 17 th
.

Portfolio Matches Generation with Load in
Key Competitive Markets
MISO (TWh)
PJM
(1)
(TWh)
South
(2)
(TWh)
ISO-NE & NY ISO
(3)
(TWh) West
(4)
(TWh)
The combination establishes an industry-leading platform with regional diversification of the generation fleet and customer-facing load business
Load
75.1
42.0
33.1
Generation
175.6
29.8
145.8
Constellation Exelon
5.7
Load
5.1
0.6
Generation
8.6
8.6
18.5
Load
30.3
Generation
26.2
7.7
1.9
Load Generation
0.6
Load
29.2
Generation
32.1
32.1
29.2
17
Note: Data for Exelon and Constellation represents available expected generation (owned and contracted) and booked electric sales for 2011 as of 9/30/11. Expected generation is adjusted for assets that have long term PPAs sold by Exelon or Constellation, including but not limited to wind and South assets. Exelon load doesn’t include the ComEd swap (~26 TWh). Index load, which is a pass through load product with no price or volumetric risk to the seller, is not included in the load estimate.
(1) Constellation generation includes output from Brandon Shores, C.P. Crane and H.A. Wagner (total generation ~8.5 TWh).
(2) Represents load and generation in ERCOT, SERC and SPP.
(3) Constellation load includes ~0.7 TWh of load served in Ontario.
(4) Constellation generation includes ~0.4 TWh of generation in Alberta.

Manageable Debt Maturities
Debt Maturity Profile (2012-2020)
(1)
EXC
(1) Debt maturity schedule and weighted average cost of debt as of 9/30/11.  Amounts do not include fair value swaps at Constellation. BGE debt balances include annual transition bond payments from 2012 – 2017.
(2) Weighted average cost of debt excludes any benefits for interest rate swaps. Utilities’ weighted average cost of debt includes debt amortization costs.
EXC
EXC
Exelon
152
552
74
552
2020
1,652
550
550
2019
602
600
2018
1,342
500
840
2017
1,261
702
516
41
2016
1,117
665
379
2015
260
800
75
2014
1,589
500
250
617
70
2013
1,020
300
252
467
2012
1,001
375
450
173
3
2
2
2
2
ExGen PECO ComEd Exelon BGE Constellation
18
Weighted Average Cost of
Debt (2)
Exelon 5.2%
ComEd 5.4%
PECO 5.5%
ExGen 5.5%
Constellation 6.2%
BGE 6.3%
1,686
~70% of 2012 – 2016 debt maturities consist of regulated utility debt
(in $M)

Exelon Dividend
Exelon’s Board of Directors approved a contingent stub dividend for Exelon shareholders of
$0.00571/share per day for Q1 2012 in anticipation of the merger close ($0.525/share for the quarter)
Stub dividend declaration ensures that Exelon shareholders continue to receive all dividends at the current $2.10 per share annualized rate
Pre- and post-close stub dividends must be declared separately to account for Constellation shareholders becoming Exelon shareholders at merger close
Assuming a February 1, 2012 close for illustrative purposes only:
$0.525
Current Exelon shareholders will continue to receive a total dividend of
$0.525 per quarter
Payment Date Record Date
Pre-close Stub Dividend
(1)
Post-close Stub Dividend
(1)
Regular Dividend
(2)
Regular Dividend
Per Share
Amount
11/15/2011
1/31/2012
2/15/2012
5/15/2012
12/09/2011
3/1/2012
3/09/2012
6/09/2012
$0.525
$0.440
$0.085
$0.525
(1)
Assuming a 2/1/2012 merger close; for Exelon shareholders, Q1 2012 dividend will be based on a per diem rate of $0.00571 ($0.525 divided by 92 days).
(2)
Future dividend, following the stub dividend, is subject to approval by the Board of Directors.

Constellation Dividend
Record Date Payment Date
Per Share
Amount
12/12/2011
1/03/2012 Regular CEG Dividend
$0.24
1/31/2012
3/1/2012
Pre-close CEG Stub
Dividend
(1)
$0.132
2/15/2012
3/09/2012
Post-close EXC Stub
Dividend
(1)
$0.085
5/15/2012
6/09/2012 Regular EXC Dividend
(2)
$0.525
Constellation Energy’s Board of Directors approved a contingent stub dividend for Constellation shareholders of $0.00264/share per day for Q1 2012 in anticipation of merger close
Stub dividend declaration ensures that Constellation shareholders continue to receive their existing quarterly dividend rate prior to the merger, and benefit from the Exelon annualized dividend rate
($2.10 per share) beginning on the day the merger closes
Pre- and post-close stub dividends must be declared separately to account for Constellation shareholders becoming Exelon shareholders at merger close
Assuming a February 1, 2012 close for illustrative purposes only :
Constellation shareholders will receive the Exelon dividend rate upon merger close
(1) Assuming a 2/1/2012 merger close, Q1 2012 dividend will be based on a per diem rate of $0.00264 ($0.24 divided by 91 days).
Post-close  Exelon Q1 2012  stub dividend will be based on a per diem  rate of $0.00571.
(2) Assuming a 2/1/2012 merger close, Constellation shareholders will start receiving the full quarterly Exelon dividend of $0.525 per share in Q2 2012. Future dividend, following the stub dividend, is subject to approval by the Board of Directors.

November 7-8, 2011 EEI Financial Conference 21

Forward Looking Statements Disclosure

Certain statements made in this presentation are forward-looking statements and may contain words such as “believes,” “anticipates,” “expects,”
“intends,” “plans,” and other similar words. We also disclose non-historical information that represents management’s expectations, which are based on numerous assumptions.  These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to be materially different from projected results. These risks include, but are not limited to:  the timing and extent of changes in commodity prices and volatilities for energy and energy-related products including coal, natural gas, oil, electricity, nuclear fuel and emissions allowances and the impact of such changes on our liquidity requirements; the liquidity and competitiveness of wholesale and retail markets for energy commodities; the conditions of the capital markets, interest rates, foreign exchange rates, availability of credit facilities to support business requirements, liquidity and general economic conditions, as well as Constellation Energy’s and BGE’s ability to maintain their current credit ratings; the effectiveness of Constellation Energy’s and BGE’s risk management policies and procedures and the ability and willingness of our counterparties to satisfy their financial and performance commitments; losses on the sale or write-down of assets due to impairment events or changes in management intent with regard to either holding or selling certain assets; the ability to successfully identify, finance and complete acquisitions and sales of businesses and assets, including generating facilities, and new nuclear generation development projects; the effect of weather and general economic and business conditions on energy supply, demand, and prices, and customers' and counterparties' ability to perform their obligations or make payments; the ability to attract and retain customers in our NewEnergy activities and to adequately forecast their energy usage; the timing and extent of deregulation of, and competition in, the energy markets, and the rules and regulations adopted in those markets; regulatory or legislative developments federally, in Maryland, or in other states that affect energy regulation, the price of energy, transmission or distribution rates and revenues, demand for energy, or that would increase costs, including costs related to safety or environmental compliance; the ability of our regulated and non-regulated businesses to comply with complex and/or changing market rules and regulations; the ability of BGE to recover all its costs associated with providing customers service; operational factors affecting, our generating facilities, BGE’s transmission and distribution facilities or our other commercial operations, including weather-related damages, unscheduled outages or repairs, unanticipated changes in fuel costs or availability, unavailability of coal or gas transportation or electric transmission services, workforce issues, terrorism, cybersecurity events, acts of war, catastrophic events, and other events beyond our control;
the impact of industry consolidation; the impact of increased energy conservation and use of renewable energy; the actual outcome of uncertainties associated with assumptions and estimates requiring judgment when managing our business, applying critical accounting policies and preparing financial statements, including factors that are estimated in determining the fair value of energy contracts, such as the ability to obtain market prices and in the absence of verifiable market prices, the appropriateness of models and model inputs (including, but not limited to estimated contractual load obligations, unit availability, forward commodity prices, interest rates, correlation and volatility factors); changes in accounting principles or practices; cost and other effects of legal and administrative proceedings and other events that may not be covered by insurance, including environmental liabilities and liabilities associated with catastrophic events; and the likelihood and timing of the completion of the pending merger with Exelon Corporation, the terms and conditions of any required approvals of the pending merger, and potential diversion of management’s time and attention from our ongoing business during this time period.  Given these uncertainties, you should not place undue
reliance on these forward-looking statements.   Please see our periodic reports filed with the SEC for more information on these factors. These forward-looking statements represent estimates and assumptions only as of the date of this presentation, and no duty is undertaken to update them to reflect new information, events or circumstances.

Use of Non-GAAP Financial Measures
Constellation Energy presents adjusted earnings per share (adjusted EPS) in addition to its reported earnings per share in accordance with generally accepted accounting principles (reported GAAP EPS). Adjusted EPS is a non-GAAP financial measure that differs from reported GAAP EPS because it excludes the cumulative effects of changes in accounting principles, discontinued operations and special items (which we define as significant items that are not related to our ongoing, underlying business or which distort comparability of results) included in operations.
We present adjusted EPS because we believe that it is appropriate for investors to consider results excluding these items in addition to our results in accordance with GAAP. We believe such a measure provides a picture of our results that is more comparable among periods since it excludes the impact of items such as impairment losses, workforce reduction costs or gains and losses on the sale of assets, which may recur occasionally, but tend to be irregular as to timing, thereby distorting comparisons between periods. However, investors should note that this non-GAAP measure involves judgment by management (in particular, judgment as to what is classified as a special item to be excluded from adjusted earnings). This non-GAAP measure is also used to evaluate management’s performance and for compensation purposes.
Constellation Energy also provides its earnings guidance in terms of adjusted EPS. Constellation Energy is unable to reconcile its guidance to GAAP earnings per share because we do not predict the future impact of special items due to the difficulty of doing so. In the past, the impact of special items has been material to our operating results computed in accordance with GAAP.
We note that non-GAAP measures should not be viewed as a substitute to GAAP information. A reconciliation of non-GAAP information to GAAP information is included either on the slide where the information appears or on one of the slides in the Non-GAAP Measures section provided at the end of the presentation, along with additional information on why and how Constellation Energy uses this information.  Please see the Summary of Non-GAAP
Measures to find the appropriate GAAP reconciliation and related slide(s). These slides are only intended to be reviewed in conjunction with the oral presentation to which they relate.

Q3 2011 Adjusted Earnings Per Share
($ per share)
Q3 2011 Q3 2010
Adjusted Earnings Per Share
(1)
$0.68 $0.48
JV PPA (0.15) (0.14)
Other Special Items (0.17) (7.33)
GAAP Earnings Per Share $0.36 ($6.99)
(1) Excludes special items
Note:  Numbers may not sum due to rounding
See Appendix
($ per share)
Q3 2011 Q3 2010
BGE $0.00 $0.14
Generation 0.29 0.27
NewEnergy 0.23 (0.07)
JV PPA 0.15 0.14
Other 0.01 -
Adjusted Earnings Per Share
(1)
$0.68 $0.48

2011 EPS Forecast
($ per share)
(1) 2011 reflects interest income earnings on cash using 1-month forward LIBOR rates as of September 2011
(2) Data excludes mark-to-market timing, Hurricane Irene restoration expense and Special Items, including the amortization of CENG basis differential
See Appendix
25
2011
BGE $0.60 – $0.80
Generation $0.75 – $0.95
NewEnergy $0.90 – $1.10
Other
(1)
$0.01 – $0.02
Pre-Allocation EPS
(2)
$2.50 – $2.80
JV PPA $0.60
Total Adjusted EPS
(2)
$3.05 – $3.35

Capital Spending – Competitive Businesses
($ in millions)
FY
2011E
Generation & Other
(1)
Major Environmental $  35
Maintenance Capital 111
Growth
(2)
23
Generation & Other Total $ 169
Memo: Total CENG capital spend                                  421
(1) Other includes corporate headquarters spending in Maintenance Capital
(2) Generation and NewEnergy growth capital includes offset to reflect related Investment Tax Credits and Grants
($ in millions)
FY
2011E
NewEnergy
Maintenance Capital 24
Growth
(2)
266
NewEnergy Total $ 290

$0
$100
$200
$300
$400
$500
$600
$700
2011 2016 2021 2026 2031 2036 2041 2046 2051 2056 2061
Total CEG (excluding BGE) Total BGE
$550M CEG 4.55%
Notes due 2015 $700M CEG 7.60%
Notes due 2032
$550M CEG
5.15% Notes due
2020
Debt Maturity Profile
(1) Numbers may not add due to rounding
Constellation Energy Group Total Debt
(1)
$ in billions
CEG
4.55% Fixed-Rate Notes, due June 15, 2015 0.6
5.15% Fixed-Rate Note, due December 1, 2020 0.6
7.60% Fixed-Rate Notes, due April 1, 2032 0.7
8.625% Series A Jr. Sub Debentures, due June 15, 2063 0.5
Other 0.3
Total CEG excluding BGE 2.6
BGE 2.1
Total Long-term Debt 4.8
9/30/11

Net Available Liquidity
September 30, 2011
($ in billions)
Competitive BGE
Credit facilities $           3.7 $     0.6
Less: Letters of credit issued
(1)
(1.2) -
Less: Commercial paper outstanding - (0.1)
Net available facilities 2.5 0.5
Add: Cash
(2)
1.1 -
Total Net Available Liquidity $           3.6 $     0.5
Memo: Downgrade collateral $                   1.0
Price contingent facility capacity 0.5
Less: LCs issued under facility (0.4)
Availability under price contingent facility 0.1
Memo: Total Contractual Capacity of Price Contingent Facility
(3)
$                   0.5
(1) Excludes availability and postings under the competitive business' price contingent knock-in facility
(2) BGE 9/30 cash balance was $51M
(3) The agreement was amended in September 2010 to allow an option to draw cash in addition to LCs

Forward Market Prices
(1) BGE zone is historically a 10%-20% premium to PJM WHUB pricing; Ginna/NMP zones are historically a 5%-15% premium to NY WHUB pricing
(2) NY Capacity prices not disclosed in 2012 – 2014 as prices clear through a monthly auction
Market Curves (as of 10/11/11) 2011 2012 2013 2014
NYMEX Gas ($/MMBTU) 3.7 4.1 4.6 4.9
NYMEX Coal ($/Ton) 73.8 75.4 78.2 80.2
PJM WHUB ($/MWh) (7x24)
(1)
42.1 44.0 46.4 49.4
NY WHUB ($/MWh) (7x24)
(1)
37.0 37.9 39.7 42.1
ERCOT Houston Zone ($/MWh) (7x24) 29.0 37.5 41.7 45.0
NEPOOL HUB ($/MWh) (7x24) 49.7 47.2 49.4 50.9
PJM Capacity Pricing ($/MWd) 110.0 123.8 187.6 173.9
NEPOOL Capacity Pricing ($/MWh) 4.9 4.4 4.0 3.7
NY Capacity Pricing ($/MWh)
(2)
0.2 0.6 n/a n/a
RGGI Emissions Expense ($/ton of CO2) 1.9 1.9 1.9 2.0

Average Hedged Prices
(1) Includes current fixed priced portion of CENG PPA and existing NY PPAs/RSA
(2) Coal prices represent a mix of coal types dependant on plant economics; does not include transportation costs of approximately $25 - $35/ton for Eastern and $55 - $70/ton for PRB
(3) Reflects the expected divestiture of Brandon Shores/Wagner/Crane at the end of 2012
Average Hedged Prices (as of 10/11/11) 2011 2012 2013 2014
Power - Non-Nuclear Plants ($/MWh) 51.5 55.2 64.8 68.2
% Hedged Fossil 100% 89% 40% 20%
Power - Non-Nuclear Plants ($/MWh)
(3)
51.5 55.2 72.3 77.8
% Hedged Fossil 100% 89% 51% 26%
Power - PJM Nuclear Plants ($/MWh)
(1)
49.9 52.9 52.3 54.2
% Hedged PJM Nuclear 100% 95% 55% 23%
Power - NY Nuclear ($/MWh)
(1)
37.8 42.3 42.4 43.5
% Hedged NY Nuclear 100% 96% 80% 58%
Average Hedged Fuel Prices
Coal ($/ton)
(2)
57.1 64.9 75.7 n/a
% Hedged 100% 73% 30% 0%
Coal ($/ton)
(2) (3)
57.1 64.9 72.7 n/a
% Hedged 100% 73% 18% 0%
Gas ($/MMBTU) 3.7 4.8 5.4 6.0
% Hedged 100% 98% 45% 18%

Generation Statistics
(MWh in thousands, unless otherwise stated)
2011E 2012E 2013E 2014E
Nuclear Plants (CEG Ownership Only)
Calvert Cliffs 7,177 7,025 7,205 7,299
NMP 1 2,288 2,668 2,471 2,660
NMP 2 3,977 3,851 4,377 4,044
Ginna 2,177 2,345 2,490 2,261
Total Nuclear 15,619 15,889 16,543 16,264
Coal Plants
(1)
SW MAAC Coal Plants
(2)
8,493 7,457 7,544 7,706
Other PJM Coal Plants 3,757 3,832 3,824 3,601
Total Coal 12,250 11,289 11,368 11,307
SW MAAC Coal Plants
(2)
3.9 3.2 3.3 3.4
Other PJM Coal Plants 1.5 1.2 1.4 1.3
Total Coal Burn (MMtons) 5.4 4.4 4.7 4.7
CO2 Emissions (MMtons) 21.6 20.4 20.3 20.8
(1)  Excludes QF’s
(2)  SW MAAC Coal consists of Brandon/Wagner/Crane
Note: MWh’s, Coal Burn & Emissions updated as of 10/11/2011

Generation Statistics
(MWh in thousands, unless otherwise stated)
2011E 2012E 2013E 2014E
Gas / Oil Plants
PJM Gas/Oil Plants 197 240 231 256
NEPOOL Gas Plants 13,803 12,027 11,247 11,400
ERCOT Gas Plants 2,629 3,181 3,434 3,648
Hillabee (Alabama) 3,910 3,006 2,819 3,392
West Valley (Utah) 137 133 184 235
Grande Prairie (Alberta, Canada) 234 422 377 382
Total Gas/Oil 20,910 19,009 18,292 19,313
Total QF’s/Other
(1)
2,730 2,367 2,088 2,089
Toll Agreement Statistics
External Tolls
6,536 6,632 5,577 5,835
Other Contracted Generation
(2)
9,097 7,873 4,640 2,108
Total Toll Output 15,633 14,505 10,217 7,943
(1)  Includes Safe Harbor (~700k MWH per year); Criterion; Panther Creek; Colver; Ace Trona; Jasmin; Chinese Station; Fresno; Malacha; Poso; Rocklin; Sunnyside
(2)  Includes EDF portion of CENG JV PPA already sold to CEG
Note: MWh’s updated as of 10/11/2011 32

Non-GAAP Appendix 33

Q3 2011 Adjusted EPS
We exclude special items because we believe that it is appropriate for investors to consider our results excluding these items, in addition to our results in accordance with GAAP.  We believe such a measure provides a picture of our results that is comparable among periods since it excludes the impact of items, which may recur occasionally, but tend to be irregular as to timing and magnitude, thereby distorting comparisons between periods.  However, investors should note that this non-GAAP measure involves judgment by management (in particular, judgments as to what is or is not classified as a special item). We also use this measure to evaluate performance and for compensation purposes.
34
RECONCILIATION:
Elim, Holding
($ per share)
Generation NewEnergy BGE
Company,
and Nonreg.
Total
Q3 11 ACTUAL RESULTS:
Reported GAAP EPS 0.15 $      0.21 $       (0.01) $   0.01 $         0.36 $              GAAP MEASURE
Special Items Included in Operations:
CEG Credit Facility Amendment Fees - (0.01) - - (0.01)
Amortization of JV Basis Difference (0.13) - - - (0.13)
Subtotal: CENG JV
(0.13) (0.01) - - (0.14)
Merger Transaction Fees (0.01) (0.01) (0.01) - (0.03)
Earnings Excluding Special Items
0.29 0.23 - 0.01 0.53
CENG PPA Amortization (0.15) - - - (0.15)
Adjusted EPS 0.44 $      0.23 $       - $      0.01 $         0.68 $              NON-GAAP MEASURE
EARNINGS GUIDANCE
Constellation Energy is unable to reconcile its earnings guidance excluding special items to GAAP earnings per share because we do not predict the future impact of special items such as the cumulative effect of changes in accounting principles and the disposition of assets. See above reconciliation for actual Special Items.

Adjusted EPS 2010 and Quarterly - Consolidated
RECONCILIATION:
CEG Consolidated
2010
($ per share) Q1 10 Q2 10 Q3 10 Q4 10 Total
ACTUAL RESULTS:
Reported GAAP EPS 0.95 $     0.36 $     (6.99) $   0.79 $     (4.90) $      GAAP MEASURE
Special Items Included in Operations:
CEG Credit Facility Amendment Fees (0.02)      (0.01)      (0.01)      (0.02)      (0.07)
Amortization of JV Basis Difference (0.13)      (0.18)      (0.15)      (0.12)      (0.59)
   Subtotal: CENG JV (0.15)      (0.19)      (0.16)      (0.14)      (0.66)
Early Retirement of 2012 Notes (0.15)      -         -         -         (0.15)
Medicare Part D - Tax (0.04)      -         -         -         (0.04)
UniStar Nuclear Energy Results (0.01)      (0.02)      -         -         (0.03)
Mammoth Lakes Gain -         -         0.12       -         0.12
International Coal Contract Dispute Settlement -         -         -         0.17       0.17
Gain on Comprehensive Agreement with EDF -         -         -         0.60       0.60
Impairment Losses and Other Costs -         -         (7.29)      (0.11)      (7.41)
Earnings Excluding Special Items 1.30       0.57       0.34       0.27       2.50
PPA Amortization (0.13)      (0.14)      (0.14)      (0.15)      (0.56)
Adjusted EPS 1.43 $     0.71 $     0.48 $     0.42 $     3.06 $       NON-GAAP MEASURE
NOTE
The sum of the quarterly earnings per share amounts may not equal the total for the year due to the effects of rounding and the effects of dilution shares.
We exclude special items because we believe that it is appropriate for investors to consider our results excluding these items, in addition to our results in accordance with GAAP.  We believe such a measure provides a picture of our results that is comparable among periods since it excludes the impact of items, which may recur occasionally, but tend to be irregular as to timing and magnitude, thereby distorting comparisons between periods.  However, investors should note that this non-GAAP measure involves judgment by management (in particular, judgments as to what is or is not classified as a special item). We also use this measure to evaluate performance and for compensation purposes.

Adjusted EPS 2010 and Quarterly - BGE
RECONCILIATION:
BGE
2010
($ per share) Q1 10 Q2 10 Q3 10 Q4 10 Total
ACTUAL RESULTS:
Reported GAAP EPS 0.30 $     0.07 $     0.14 $     0.15 $     0.67 $        GAAP MEASURE
Special Items Included in Operations:
Medicare Part D - Tax (0.02)      -         -         -         (0.02)
Earnings Excluding Special Items 0.32       0.07       0.14       0.15       0.69
Adjusted EPS 0.32 $     0.07 $     0.14 $     0.15 $     0.69 $       NON-GAAP MEASURE
NOTE
The sum of the quarterly earnings per share amounts may not equal the total for the year due to the effects of rounding and the effects of dilution shares.
We exclude special items because we believe that it is appropriate for investors to consider our results excluding these items, in addition to our results in accordance with GAAP.  We believe such a measure provides a picture of our results that is comparable among periods since it excludes the impact of items, which may recur occasionally, but tend to be irregular as to timing and magnitude, thereby distorting comparisons between periods.  However, investors should note that this non-GAAP measure involves judgment by management (in particular, judgments as to what is or is not classified as a special item). We also use this measure to evaluate performance and for compensation purposes.

Adjusted EPS 2010 and Quarterly - Generation
RECONCILIATION:
Generation
2010
($ per share) Q1 10 Q2 10 Q3 10 Q4 10 Total
ACTUAL RESULTS:
Reported GAAP EPS 0.14 $     0.08 $     (7.06) $   0.60 $     (6.26) $      GAAP MEASURE
Special Items Included in Operations:
CEG Credit Facility Amendment Fees (0.01)      (0.01)      (0.01)      (0.02)      (0.05)
Amortization of JV Basis Difference (0.13)      (0.18)      (0.15)      (0.12)      (0.59)
   Subtotal: CENG JV (0.14)      (0.19)      (0.16)      (0.14)      (0.64)
Early Retirement of 2012 Notes (0.15)      -         -         -         (0.15)
UniStar Nuclear Energy Results (0.01)      (0.02)      -         -         (0.03)
Mammoth Lakes Gain -         -         0.12       -         0.12
Gain on Comprehensive Agreement with EDF -         -         -         0.60       0.60
Impairment Losses and Other Costs -         -         (7.29)      (0.11)      (7.41)
Earnings Excluding Special Items 0.44       0.29       0.27       0.25       1.25
PPA Amortization (0.13)      (0.14)      (0.14)      (0.15)      (0.56)
Adjusted EPS 0.57 $     0.43 $     0.41 $     0.40 $     1.81 $       NON-GAAP MEASURE
NOTE
The sum of the quarterly earnings per share amounts may not equal the total for the year due to the effects of rounding and the effects of dilution shares.
We exclude special items because we believe that it is appropriate for investors to consider our results excluding these items, in addition to our results in accordance with GAAP.  We believe such a measure provides a picture of our results that is comparable among periods since it excludes the impact of items, which may recur occasionally, but tend to be irregular as to timing and magnitude, thereby distorting comparisons between periods.  However, investors should note that this non-GAAP measure involves judgment by management (in particular, judgments as to what is or is not classified as a special item). We also use this measure to evaluate performance and for compensation purposes.

Adjusted EPS 2010 and Quarterly - NewEnergy
RECONCILIATION:
NewEnergy
2010
($ per share) Q1 10 Q2 10 Q3 10 Q4 10 Total
ACTUAL RESULTS:
Reported GAAP EPS 0.53 $     0.21 $     (0.07) $   0.02 $     0.69 $        GAAP MEASURE
Special Items Included in Operations:
CEG Credit Facility Amendment Fees (0.01)      -         -         -         (0.02)
   Subtotal: CENG JV (0.01)      -         -         -         (0.02)
International Coal Contract Dispute Settlement -         -         -         0.17       0.17
Earnings Excluding Special Items 0.54       0.21       (0.07)      (0.15)      0.54
Adjusted EPS 0.54 $     0.21 $     (0.07) $   (0.15) $   0.54 $       NON-GAAP MEASURE
NOTE
The sum of the quarterly earnings per share amounts may not equal the total for the year due to the effects of rounding and the effects of dilution shares.
We exclude special items because we believe that it is appropriate for investors to consider our results excluding these items, in addition to our results in accordance with GAAP.  We believe such a measure provides a picture of our results that is comparable among periods since it excludes the impact of items, which may recur occasionally, but tend to be irregular as to timing and magnitude, thereby distorting comparisons between periods.  However, investors should note that this non-GAAP measure involves judgment by management (in particular, judgments as to what is or is not classified as a special item). We also use this measure to evaluate performance and for compensation purposes.

Adjusted EPS 2010 and Quarterly – Other Nonregulated
RECONCILIATION:
Other Nonregulated
2010
($ per share) Q1 10 Q2 10 Q3 10 Q4 10 Total
ACTUAL RESULTS:
Reported GAAP EPS (0.02) $   - $      - $      0.02 $     - $         GAAP MEASURE
Special Items Included in Operations:
Medicare Part D - Tax (0.02)      -         -         -         (0.02)
Earnings Excluding Special Items -         -         -         0.02       0.02
Adjusted EPS - $      - $      - $      0.02 $     0.02 $       NON-GAAP MEASURE
NOTE
The sum of the quarterly earnings per share amounts may not equal the total for the year due to the effects of rounding and the effects of dilution shares.
We exclude special items because we believe that it is appropriate for investors to consider our results excluding these items, in addition to our results in accordance with GAAP.  We believe such a measure provides a picture of our results that is comparable among periods since it excludes the impact of items, which may recur occasionally, but tend to be irregular as to timing and magnitude, thereby distorting comparisons between periods.  However, investors should note that this non-GAAP measure involves judgment by management (in particular, judgments as to what is or is not classified as a special item). We also use this measure to evaluate performance and for compensation purposes.

40

An Overview
Service Territory Ring-Fencing Conditions
Key Data (1)
Total # of Customers:
1.2M (Electric); 0.7M (Gas)
Area: 2,300 square miles (Electric)
Peak Load: 7,236 MW
(1) Data as of 9/30/11. Peak load represents all-time peak load, which occurred on July 21, 2011.
Regulatory Update
Electric Distribution Rate Case
• Rate case filed on 5/7/10
– Original request of $47M; ROE range request of 10.65% to 12.65%
– Final revenue increase of $31M with an ROE of 9.86%
Gas Delivery Rate Case
• Rate case filed on 5/7/10
– Original request of $30M; ROE range request of 10.65% to 12.65%
– Final revenue increase of $10M with an ROE of 9.56%
In order to satisfy the ring fencing conditions outlined by
the MD PSC in an order issued in February 2009:
• Constellation Energy created a new wholly-owned, special
purpose subsidiary, RF HoldCo LLC (HoldCo) which acquired
100% of the common equity interests of BGE from
Constellation Energy
• HoldCo has one independent director and a golden
shareholder whose consent is necessary to initiate a BGE
bankruptcy
In accordance with the Maryland PSC order, Constellation
and BGE are subject to certain conditions, including:
• BGE may not pay common dividends to Constellation if:
– After the dividend payment, BGE’s equity ratio would be
below 48% as calculated pursuant to Maryland PSC’s
ratemaking precedents; or
– BGE’s senior unsecured credit rating by two of the three
major credit rating agencies is below investment grade
• BGE can no longer participate in the CEG cash pool or
commingle funds with CEG
• BGE must operate as a separate entity from CEG, conduct
business in its own name and not assume any of CEG’s
obligations
• BGE must maintain an arms-length relationship with CEG

Estimated Rate Base
Note:  Rate base includes electric and gas distribution and electric transmission and is calculated using a 13-month trailing average.

$3,500
$3,700
$3,900
$4,100
$4,300
$4,500
$4,700
$4,900
2010A 2011E 2012E 2013E

Capital Spending
($ in millions) FY 2011E FY 2012E FY 2013E
Electric / Gas Distribution $ 483 $ 442 $ 446
Electric Transmission 109 81 131
Smart Energy Savers Program
®
91 169 207
Utility Total $ 683 $ 692 $ 784
Key drivers of capital expenditures:
– Electric and gas infrastructure spending for reliability
– Electric transmission investments for reliability
–
43
Smart Energy Savers Program
®
initiatives including energy efficiency, PeakRewards
SM
, and Smart Grid

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A.

Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.